



SEC 16021666

SEC Mail Processing Section

AUG 25 2016

Washington DC 409

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8-68061

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2015 (MM/DD/YY) AND ENDING 06/30/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LMV Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

475 Park Avenue South, 25th Floor
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Burnat 212-362-4488
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greene, Arnold G., CPA
(Name – *if individual, state last, first, middle name*)

65 Kingsbury Road	Garden City	NY	11530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Zeev Klein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LMV Capital Corp., as of June 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANINE RIVERA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01RI6156693
Qualified in Suffolk County
My Commission Expires 12/9/18

Signature

President

Title

Notary Public

Subscribed and sworn to before me this 30 day of June, 2016 by [signature]

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LMV CAPITAL CORP.

CONTENTS

JUNE 30, 2016

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
65 KINGSBURY ROAD
GARDEN CITY, N.Y. 11530

(516) 742-2198
FAX (516) 742-5813

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
LMV CAPITAL CORP.

I have audited the accompanying financial statements of LMV Capital Corp. (a Corporation), which comprise the statement of financial condition as of June 30, 2016, and the related statements of operations, changes in Stockholder equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. LMV Capital Corp.'s management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not rquired to have , nor was I engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of LMV Capital Corp. as of June 30, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1, Computation for Determination of Reserve Requirements Under Rule 15c3-3, and information for Possession or Control Requirements Under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of LMV Capital Corp. financial statements. The supplemental information is the responsibility of LMV Capital Corp.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental Information, including its form and content, is presented in conformity with Rule 17a-5 of the Securiites Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

August 05, 2016

LMV CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION

June 30, 2016

ASSETS

Cash		$ 11,904
Total assets		**$ 11,904**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accrued expenses		$ 4,000
Total Liabilities		4,000
Stockholder's Equity:		
Common stock, at par value of $0.0001, 200 shares authorized, issued and outstanding.	$ -	
Additional paid in capital	97,356	
Retained earnings (deficit)	(89,452)	
Total Stockholder's Equity		7,904
Total Liabilities and Stockholder's Equity		**$ 11,904**

See notes to financial statements.

LMV CAPITAL CORP.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED June 30, 2016

Revenues:		
Fee income		$ -0-
Expenses:		
Professional fees	13,000	
Registrations and assessments	1,500	
Total expenses		**14,500**
Net Loss		**$ (14,500)**

See notes to financial statements

LMV CAPITAL CORP.

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2016

Cash flows from operating activities	
Net Loss	$(14,500)
Net cash provided by operating activities	**(14,500)**
Cash flows from investing activities	**-0-**
Stockholder contributions	14,000
Net increase (decrease) in cash	**(500)**
Cash:	
Cash-Beginning, July 1, 2015	12,404
Cash-Ending, June 30, 2016	**$ 11,904**

The accompanying notes are an integral part of these financial statements.

LMV CAPITAL CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2016

	Common Stock	Additional paid in Capital	Retained Earnings (deficit)	Total Stock-holder's Equity
Balance beginning of Period	$ -	$ 83,356	$ (74,952)	$ 8,404
Stockholder contributions	-	14,000		14,000
-				
Net loss			(14,500)	(14,,500)
Balance end of period	$	$ 97,356	$ (89,452)	$ 7,904

See notes to financial statements.

LMV CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2016

1. ORGANIZATION AND NATURE OF BUSINESS:

LMV Capital Corp. (the "Company"), a Delaware corporation, was organized on September 17, 2008. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC", and is a member of the Financial Industry Regulatory Authority (""FINRA"). The primary business of the Company is advisory and placement services related to mergers and acquisitions for which it receives fees in various forms. The Company is a wholly owned subsidiary of LMV Capital Holdings Corp. (the "Stockholder").

2. SIGNIFICANT ACCOUNTING POLICIES:

USE OF ESTIMATES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. REVENUE RECOGNITION

Commission income and related expenses are recorded on the accrual basis.

4. INCOME TAXES

The Company, with the consent of the Stockholder, has elected under the Internal Revenue Code (the "IRC") to be a Subchapter S Subsidiary Corporation ("Qsub"). The Stockholder has elected under the IRC to be a S Corporation. The Stockholder is responsible for filing the applicable tax returns and including the financial results of the Company. The Company does not file a tax return.

5. NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The rule requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. Net capital as reported on page 8 of this audited Form X-17A-5 indicates net capital of $7,904 In July 2016, the Company filed part IIA of Form X-17 A-5 (unaudited) and reported the same net capital of $7,904, which was $2,904 in excess of the minimum net capital.

The Company claims exemption from the requirements of rule 15c3-3, under Section (k) (2) (i) of the rule.

6. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with Landmark Ventures, Inc., an affiliate of the Company, which provides for the use of office space, furnishings and equipment free of charge.

LMV CAPITAL CORP.

COMPUTATION OF NET CAPITAL

JUNE 30, 2016

Stockholder's Equity		$ 7,904
Less: non-allowable assets		-0-
Net capital before haircuts		7,904
Less: haircuts on securities		-0-
Net capital		**7,904**
Greater of:		
Minimum dollar net capital required	$5,000	
or		
Minimum net capital required: (6.67% of aggregate Indebtedness $4,000)	267	5,000
Excess net capital		**$ 2,904**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	**$ 4,000**
Percentage of aggregate indebtedness to net capital	**50.6%**

See notes to financial statements.

LMV CAPITAL CORP.

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

JUNE 30, 2016

Net capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report)	$ 7,904
Adjustments:	-0-
Net capital per audited report, June 30, 2016	$ 7,904

There were no material differences between the audited and unaudited statements.

LMV CAPITAL CORP.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 FOR THE YEAR ENDED JUNE 30, 2016

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3.

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of June 30, 2016.

LMV CAPITAL CORP.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2016

The Company claims exemption from the requirements of rule 15c3-3, under Section (k) (2) (i) of the rule.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
65 KINGSBURY ROAD
GARDEN CITY, N.Y. 11530

(516) 742-2198
FAX (516) 742-5813

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
LMV CAPITAL CORP.

I have reviewed management's statements, included in the accompanying Exemption Report, in which LMV Capital Corp. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which LMV Capital Corp.claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and LMV Capital Corp. stated that LMV Capital Corp. met the identified exemption provisions throughout the most recent fiscal year (June 30, 2016) without exception. LMV Capital Corp.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about LMV Capital Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

August 05, 2016

[signature]

LMV Capital Corp.
475 Park Avenue South, 25th Floor
New York NY 10016-6922

EXEMPTION REPORT

Re: LMV Capital Corp.
CRD # 148745
Assertions Regarding Exemption Provisions

LMV Capital Corp.(the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the SEC, (17C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers") This Exemption Report was required by 17C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3(k)(2)(i)
2. The Company met such exemption provision of 17C.F.R. §240.15c-3-3 (k)(2)(i) throughout the most recent fiscal year ended June 30, 2016 without exception.

LMV Capital Corp.

I, Zeev Klein affirm that, to my best knowledge and belief, this Exemption report is true and correct.

By ______________
President

August 5, 2016